UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02052353

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
Exact name of registrant as specified in charter

0000018808
Registrant CIK Number

Form 11-K/A FOR 12-31-01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-8222
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SEC MAIL PROCESSING RECEIVED AUG 26 2002 WASH, D.C. 180 SECTION

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rutland, State of Vermont, August 23, 2002.

PROCESSED
AUG 28 2002
THOMSON FINANCIAL

Central Vermont Public Service Corporation
(Registrant)

By: Joseph Kraus
(Name and Title)
Joseph M. Kraus, Senior Vice President Customer Service, Corporate Secretary, and General Counsel

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _________________, 20 _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

k:\admsdept\secfil\Form SE.doc

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

Form 11-K/A

| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001.

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont 05701
(Address of Issuer's Principal Office) (Zip Code)

Total Number of Pages in File: 16
Index to Exhibits: page 2

Item 4. ERISA Financial Statement for the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

By ______________________
Joseph M. Kraus
Senior Vice President Customer
Service, Corporate Secretary, and General Counsel

Dated: August 23, 2002

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

EMPLOYEE SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITORS' REPORT

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2001 AND 2000

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee and Participants of
Central Vermont Public Service Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Central Vermont Public Service Savings and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 21, 2002

Deloitte
Touche
Tohmatsu

ARTHUR ANDERSEN

Report of Independent Public Accountants

To the Employee Savings and Investment Plan Committee of
Central Vermont Public Service Corporation:

We have audited the accompanying statements of net assets available for benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits, for each of the three years in the period ended December 31, 2000. These financial statements, and the schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Boston, Massachusetts
May 15, 2001

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Investments at fair value		
Central Vermont Pubic Service (common stock)	**$ 3,978,846**	$ 3,232,254
Mutual, Income and Fixed Funds	**39,894,990**	42,557,497
Participant Loans	**1,072,228**	1,061,963
Total Investments	**44,946,064**	46,851,714
Employee and Employer Contributions Receivable	**-**	67,298
Net Assets Available for Benefits	**$44,946,064**	$46,919,012

The accompanying notes are an integral part of these financial statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
CONTRIBUTIONS			
Employee	**$ 2,893,546**	$ 2,656,236	$ 2,290,573
Employer	**1,039,076**	1,012,005	956,175
Total Contributions	**3,932,622**	3,668,241	3,246,748
INVESTMENT (LOSS) INCOME			
Interest and Dividend Income (Net)	**472,433**	2,864,413	1,917,234
Net Realized and Unrealized (Loss) Gains on Investments	**(3,812,177)**	(5,564,403)	5,848,026
Net Investment (Loss) Income	**(3,339,744)**	(2,699,990)	7,765,260
BENEFIT DISTRIBUTIONS	**(2,565,826)**	(1,946,543)	(4,345,648)
NET (DECREASE) INCREASE	**(1,972,948)**	(978,292)	6,666,360
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of Year	**46,919,012**	47,897,304	41,230,944
End of Year	**$44,946,064**	$46,919,012	$47,897,304

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of the Plan

The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation (the Company) and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Eligible employees are able to join the Plan on the first day of the quarter following their hire date. Employees electing to participate in the Plan make pre-tax contributions of at least 1%, but not more than 15%, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2001 is $10,500. Employees can make post-tax contributions of at least 1%, but not more than 10%. Total pre-tax and post-tax contributions cannot exceed 21% of compensation. Eligible employees are at all times 100% vested in their pre-tax and post-tax contribution account and in their matching employer contribution account.

The Company's matching contribution is 100% of the first 4% of compensation contributed to the Plan by each participant. Participants are eligible for the matching contribution in the first quarter following their first anniversary date.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Contributions made by the Company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investments

Mutual Funds and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value.

Expenses

Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund (excluding a portion related to the Central Vermont Public Service Corporation Common Stock Fund) will be paid out of the Plan's accounts to which such expenses are attributable. These expenses are netted against interest and dividend income in the accompanying Statements of Changes in Net Assets Available for Benefits. Administrative expenses related to the Central Vermont Public Service Corporation Common Stock Fund and to the Plan in total are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Market Risk

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Benefit Distributions

Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the Company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to employer matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the Central Vermont Public Service Corporation Common Stock Fund, shares of the Company's common stock.

Note 4 - Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the Company.

Note 5 - Income Taxes

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated March 26, 1992, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes. The Plan Sponsor represents that the Plan will take all steps necessary to maintain its tax status.

Note 6 - Investment Options

In addition to the Central Vermont Public Service Corporation Common Stock Fund (CVPS Common Stock Fund), participants can direct investment of their Plan accounts in seven funds of American Express Trust Company (the trustee), as well as three other unrelated funds. These funds include the American Express Trust Income Fund II (Income Fund), the American Express Trust Blue Chip Advantage Fund II (Equity Fund), the American Express Trust Mutual Fund (Balanced Mutual Fund), the American Express Trust S&P 500 Index Fund, the American Express Trust NASDAQ 100 Index Fund, the American Express Trust New Dimensions Fund (Growth Equity Fund), the American Express Trust Federal Income Fund (Fixed Fund), the AIM Constellation Fund, the Templeton Foreign Fund and the Davis New York Venture Fund.

Participating employees direct investment of their Plan accounts in one or more of the following funds:

Income Fund - Consisting of a combination of Guaranteed Investment Contracts (GICs) and high quality money market investments, together with all income thereon. The GICs are issued for a fixed period of time, usually two to five years, with the insurance company promising to pay a stated rate of interest over the life of the contract. The money market investments consist primarily of short-term, interest-bearing obligations (bank certificates of deposit and U.S. government obligations).

Balanced Mutual Fund - Consisting of common stock, securities convertible into common stock and other equity investments, together with all income thereon. The Balanced Mutual Fund also consists of temporary investments that are primarily money market investments of a short-term nature. These are a result of the trustee receiving contributions from the Company and participants and investing in short-term obligations before purchasing equity investments.

CVPS Common Stock Fund - Consisting of common stock of Central Vermont Public Service Corporation purchased on the open market. Units provide full voting rights and other rights of ownership for the member. Any units held in this fund that are not voted by the members are voted by the trustee in the same proportion as those units that are voted by the members. Dividend income of this fund is automatically reinvested in new units at prevailing market prices.

Growth Equity Fund - Consisting primarily of common stock of domestic companies that show potential for significant growth based on projected economic trends and technological changes. Net income is automatically reinvested in new units at prevailing market prices.

Equity Fund - Consisting of common stocks which are intended to reflect the weighting and performance of the Standard & Poor's 500 index. Net income is automatically reinvested in new units at prevailing market prices.

Fixed Fund - Consisting primarily of securities guaranteed as to principal and interest by the U.S. government or a government agency. Net income is automatically reinvested in new units at prevailing market prices.

American Express Trust S&P 500 Index Fund - Consisting primarily of common stock from large capitalization companies which are intended to reflect the weightings in roughly the same proportions as the S&P 500.

American Express Trust Nasdaq 100 Index Fund - Consisting primarily of common stock included in the Nasdaq 100 Index in roughly the same proportions as their weightings in the index.

Davis New York Venture Fund - Consisting primarily of common stock from U.S. companies with market capitalizations of at least $5 billion.

AIM Constellation Fund - Consisting primarily of investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

Templeton Foreign Fund - Consisting primarily of equity and debt securities of companies and governments outside the United States.

Loan Fund - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the value of the participants account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years--or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2001 and 2000 range from 7.5% to 10.0%.

Note 7 - Investments
The fair market value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

	2001	2000
Income Fund	**$ 7,964,428**	$ 6,616,048
Balanced Mutual Fund	**4,124,599**	4,586,345
CVPS Common Stock Fund	**3,978,846**	3,232,254
Growth Equity Fund (New Dimensions Fund)	**12,782,101**	15,716,331
Equity Fund (Blue Chip Advantage Fund II)	**8,579,022**	10,447,488
AIM Constellation Fund	**2,410,861**	3,104,054

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,812,177 and $5,564,403, respectively. Categories for 2000 have been restated to conform with 2001.

	2001	2000
Mutual Equity Funds *	**$(4,844,020)**	$(5,619,479)
CVPS Common Stock Fund	**1,264,069**	373,830
Income Fund	**416,799**	380,297
Fixed Fund	**11,577**	(16,995)
Balanced Mutual Fund	**(660,602)**	(682,056)
	$(3,812,177)	$(5,564,403)

* Includes American Express Trust Blue Chip Advantage Fund II, American Express Trust S&P 500 Index Fund, American Express Trust NASDAQ 100 Index Fund, American Express Trust New Dimensions Fund, Davis New York Venture Fund, AIM Constellation Fund and Templeton Foreign Fund.

Note 8 - Party-in-Interest and Reportable Transactions
Central Vermont Public Service Corporation and American Express Trust Company are "parties-in-interest", as that term is defined in Section 3(14) of ERISA, and the purchases and sales of the Company's common stock by the Plan may be considered "reportable transactions", as described in Section 103(b) of ERISA.

These transactions, involving the acquisition and distribution of securities, are made at the direction of Plan participants, as more fully described in Note 6.

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

Description	Notes	Units	Quoted Market Value	Percentage
INCOME FUND	(1) (2)			
(American Express Trust Income Fund II)		363,883.310	$ 7,964,428	18.15%
BALANCED MUTUAL FUND	(1) (2)			
(American Express Trust Mutual Fund)		438,320.819	4,124,599	9.40%
COMMON STOCK FUND - Common Stock	(1) (2)			
(Central Vermont Public Service Corporation)		444,812.307	3,978,846	9.07%
GROWTH EQUITY FUND	(1) (2)			
(American Express Trust New Dimensions Fund)		520,020.384	12,782,101	29.13%
EQUITY FUND	(1) (2)			
(American Express Blue Chip Advantage Fund II)		217,250.927	8,579,022	19.55%
FIXED FUND	(1)			
(American Express Trust Federal Income Fund)		420,237.815	2,029,749	4.63%
AMERICAN EXPRESS S&P 500 INDEX FUND (CLASS E)	(1)	43,071.485	191,237	0.44%
AMERICAN EXPRESS NASDAQ 100 INDEX FUND (CLASS E)	(1)	98,857.852	315,357	0.72%
DAVIS NEW YORK VENTURE FUND (CLASS A)		25,704.200	653,658	1.49%
AIM CONSTELLATION FUND	(2)	109,088.752	2,410,861	5.49%
TEMPLETON FOREIGN FUND		91,240.865	843,978	1.93%
Fund Totals			$43,873,836	100.00%
LOANS TO PARTICIPANTS	(1) (3)		1,072,228	
TOTAL INVESTMENTS			$44,946,064	

Notes:
(1) Party-in-Interest
(2) Exceeds 5% of Plan Net Assets
(3) Interest Rates Range from 7.5% to 10.0%, maturity at various dates through 2031.

The accompanying notes are an integral part of this schedule.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statements, File No.333-09691 and No. 333-57350 and Form S-8 Registration Statements, File No. 333-22741, No. 333-22742, No. 333-39664, No. 333-57001, No. 333-57005, No. 333-58102, No. 333-62100 and No. 333-77217 of our report dated August 21, 2002 appearing in this Annual Report on Form 11-KA of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

August 21, 2002

Deloitte
Touche
Tohmatsu

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Form 11-K/A, Amendment to Central Vermont Public Service Corporation's (the "Company") Annual Report on Form 11-K for its Employee Savings and Investment Plan for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Robert H. Young, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company's Employee Savings and Investment Plan.

Robert H. Young
Chief Executive Officer
August 23 , 2002

EXHIBIT 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 11-K/A, Amendment to Central Vermont Public Service Corporation's (the "Company") Annual Report on Form 11-K for its Employee Savings and Investment Plan for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Jean H. Gibson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company's Employee Savings and Investment Plan.

Jean H. Gibson
Chief Financial Officer
August 23, 2002